As confidentially submitted to the U.S. Securities and Exchange Commission on July 25, 2025
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OF 1933

FOREMOST CLEAN ENERGY LTD.

(Exact name of registrant as specified in its charter)

British Columbia	1099	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Jason Barnard
Tel: (604) 330-8067
750 West Pender Street, Suite 250
Vancouver, British
Columbia
V7Y 1K3
Canada

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, N.Y. 10168
(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony W. Epps
Dorsey & Whitney LLP
1400 Wewatta Street,
Suite 400
Denver, Colorado 80202
(303) 352-1109

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.† ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains:

•	a base prospectus (the “Prospectus”) which covers the offering, issuance and sale by us of up to US$100,000,000 in the aggregate of the securities identified above from time to time in one or more offerings; and

•	an “at-the-market” offering prospectus supplement (the “Prospectus Supplement”) covering the offering, issuance and sale by us of up to a maximum aggregate offering price of US$15,000,000 of our common shares that may be issued and sold under an equity distribution agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”).

The Prospectus immediately follows this explanatory note. The specific terms of any securities to be offered pursuant to the Prospectus will be specified in a Prospectus Supplement to the Prospectus. The “at-the-market” offering Prospectus Supplement immediately follows the Prospectus. The US$15,000,000 of common shares that may be offered, issued and sold under the “at-the-market” offering Prospectus Supplement is included in the US$100,000,000 of securities that may be offered, issued and sold by us under the Prospectus. Upon termination of the equity distribution agreement with Canaccord, any portion of the US$15,000,000 included in the “at-the-market” offering Prospectus Supplement that is not sold pursuant to the Equity Distribution Agreement will be available for sale in other offerings pursuant to the Prospectus and a corresponding Prospectus Supplement, and if no shares are sold under the equity distribution agreement, the full US$100,000,000 of securities may be sold in other offerings pursuant to the Prospectus and a corresponding Prospectus Supplement.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 25, 2025

Foremost Clean Energy Ltd.

US$100,000,000

Common Shares
Preferred Shares
Debt Securities
Warrants
Units
Subscription Receipts

Foremost Clean Energy Ltd. (the “Company”, “Foremost”, “we,” “us” and “our” ) may offer and issue from time to time any of its (i) common shares (the “Common Shares”) or its preferred shares (the “Preferred Shares” and together with the Common Shares, the “Equity Securities”), (ii) bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), (iii) warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), (iv) units comprised of one or more of the other securities described herein (“Units”), (v) subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Equity Securities, Debt Securities, Warrants, or Units (“Subscription Receipts”, and together with the Equity Securities, Debt Securities, Warrants and Units, the “Securities”) of up to US$100,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 36-month period that this registration statement, including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of as set forth in an accompanying shelf Prospectus Supplement.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered and the offering price; (ii) in the case of Preferred Shares, the designation of the particular class and series, the number of Preferred Shares offered, the offering price, dividend rate, if any, and any other specific terms of the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, the offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other specific terms of the Debt Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms of the Warrants being offered; (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other specific terms of the Units being offered; and (vi) in the case of Subscription Receipts, the number of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts, the amount and type of securities that holders thereof will receive upon exchange thereof and any other specific terms of the Subscription Receipts being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. See the section titled “Plan of Distribution”.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Applicable securities legislation requires the delivery to purchasers of a Prospectus Supplement containing the omitted information within a specified period of time after agreeing to purchase any of these Securities, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds we will receive and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in an applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of any Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See the section titled “Risk Factors”.

Our principal place of business is located at 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3.

Our Common Shares are listed for trading on the Nasdaq Capital Market (the “Nasdaq”) under the stock symbol “FMST” and listed for trading on the Canadian Securities Exchange (the “CSE”) under the stock symbol “FAT”. Certain of our warrants are trading on Nasdaq under the trading symbol “FMSTW”.

Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of our public float (i.e., the market value of our Common Shares held by non-affiliates) in any 12-month period so long as our public float remains below $75.0 million. As of the date of this Prospectus, the aggregate market value of our Common Shares held by non-affiliates, as calculated pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”), was $66,023,589.08, which was calculated based on 12,181,474 outstanding Common Shares held by non-affiliates as of July 23, 2025 date at a price of $5.42 per Common Share on June 5, 2025, which was the highest closing sale price of our Common Shares on Nasdaq within 60 days of the filing date of this registration statement. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell, pursuant to this registration statement of which this prospectus forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding Ordinary Shares held by non-affiliates in any 12-month period, so long as the aggregate market value of our common shares held by non-affiliates is less than $75.0 million We have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this Prospectus.

We have prepared this Prospectus in accordance with United States disclosure requirements. Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See the section titled “Risk Factors” beginning on page [●] to read about factors you should consider before buying our securities.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is , 2025.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement on Form F-3 that we filed with the SEC. You should read this Prospectus, including the documents incorporated by reference, and the related registration statement carefully. This Prospectus and registration statement contain important information you should consider when making your investment decision.

You should rely only on the information that we have provided in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus, including the documents incorporated by reference, and any applicable Prospectus Supplement. You must not rely on any unauthorized information or representation. This Prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this Prospectus, including the documents incorporated by reference, and any applicable Prospectus Supplement is accurate only as of the date on the front of the document, regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement, or any sale of a Security.

Except as otherwise indicated, references in this Prospectus to “Foremost,” “Company,” “we,” “us” and “our” refer to Foremost Clean Energy Ltd. and its consolidated subsidiaries.

Enforceability of Civil Liabilities

We are incorporated under the laws of British Columbia. Some of our directors and officers, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that United States investors will be able to enforce against us, members of our Board of Directors (the “Board”), officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Market, Industry and Other Data

This Prospectus, and the documents incorporated by reference herein, contain estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See the section titled “Cautionary Note Regarding Forward-Looking Statements”.

1

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Prospectus, and the documents incorporated by reference, also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this Prospectus, and the documents incorporated by reference, may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Financial Information and Currency

Unless otherwise indicated, all references in this Prospectus, and the documents incorporated by reference herein, to “dollars” or “CAD” or “$” are to Canadian dollars and all references to “USD” or “US$” are to United States dollars.

Exchange Rates

The following tables set forth the annual average exchange rates for the year ended March 31, 2025, March 31, 2024, and March 31, 2023, and the monthly average exchange rates for each month during the previous twelve months, as supplied by the Bank of Canada. These exchange rates are expressed as one United States dollar converted into Canadian dollars.

Period	Average
Year Ended March 31, 2025	$1.391
Year Ended March 31, 2024	$1.349
Year Ended March 31, 2023	$1.323

Month Ended	Average
April 30, 2025	$1.399
May 31, 2025	$1.385
June 30, 2025	$1.367

The daily average exchange rate on July 23, 2025 as reported by the Bank of Canada for the conversion of USD into CAD was US$1.00 equals $1.3609.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus, the accompanying Prospectus Supplement or incorporated by reference herein and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our shares, you should read this entire Prospectus and the accompanying Prospectus Supplement carefully, including the sections of this Prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, and sections under similar headings in the accompanying Prospectus Supplement and in our annual report on Form 20-F for the year ended March 31, 2025, our consolidated financial statements and the related notes incorporated by reference in this Prospectus and all other information included or incorporated by reference in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the “Company”, “Foremost”, “we”, “us” and “our” refer to Foremost Clean Energy Ltd. and its subsidiaries.

2

Recent Developments

On July 23, 2025, we entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with Denison Mines Corp. (“Denison”). Under the terms of the Investor Rights Agreement, Denison has the right, subject to certain conditions to participate in our future financings and/or in private placements concurrent with our future financings.  With respect to at-the-market offerings, including this offering, we agreed to offer Denison, on a quarterly basis with respect to any quarter for which there are sales of Common Shares in an at-the-market offering the opportunity to purchase Common Shares in one or more private placements concurrent with such at-the-market offering, including this offering, and subject tothe following terms:

i.	the offer to participate in a concurrent private placement shall be made to Denison shall be made within 10 business days of the calendar quarter end;

ii.	Denison shall be entitled to subscribe for up to such number of Common Shares such that the Common Share ownership interest of Denison and its affiliates in us following the at-the-market offering, including this offering, and exercise Denison’s equity participation right, with respect to such at-the-market offering,, would be equal to or less than 19.95%;

iii.	Denison shall be entitled to purchase such Common Shares as may be the subject of such at-the-market offering, including this offering at a price equal to the volume weighted average price at which such securities were sold pursuant to such at-the-market offering over the immediately preceding three-month period; and

iv.	Denison shall have 30 days from the date of the offering to participate to elect to purchase, and to fully fund the purchase, of any such securities in the concurrent private placement. If Denison does not elect to purchase any securities and/or does not provide immediately available funds for the purchase of such securities to us within 30 days of the date of the offer to participate, Denison’s rights to purchase such securities shall terminate.

Our Company

Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) and the laws of the Province of British Columbia as FAR Resources Ltd. on July 7, 2005 (Number: BC0729352). We changed our name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022, and later changed our name to Foremost Clean Energy Ltd. on September 30, 2024. We have no subsidiaries. We had held certain underlying royalties, a 100% ownership and option interest in certain claims in the Winston Gold and Silver Property located in Sierra County, New Mexico, USA (the “Winston Property”) within a previous wholly-owned subsidiary, Sierra Gold & Silver Ltd. (“Sierra”). On July 19, 2024, Rio Grande Resource Ltd. (“Rio Grande”) was incorporated under the laws of British Columbia solely for the purpose of participating in a plan of arrangement pursuant to the BCBCA (the “Arrangement”), pursuant to which, among other things, the Winston Property was transferred to Rio Grande, and existing Foremost shareholders exchanged their common shares for one (1) new Common Share of Foremost and two (2) common shares of Rio Grande. The common shares of Rio Grande were subsequently listed on the CSE. The Arrangement was completed on January 31, 2025.

Our registered office address is 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada V7Y 1B3 Canada. Our company email address is info@foremostcleanenergy.com. Our telephone number is (604) 330-8067. Our principal website address is http://www.foremostcleanenergy.com.The information on or accessible through our website is not part of and is not incorporated by reference into this Prospectus, and the inclusion of our website address in this Prospectus is only for reference.

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements or assumptions relating to:

•	our goals and strategies;

•	expectations regarding revenue, expenses and operations;

•	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

•	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

•	expectations regarding exploration results at the Lithium Lane Properties and the Athabasca Uranium Properties;

•	mineral exploration and exploration program cost estimates;

•	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•	receipt and timing of exploration permits and other third-party approvals;

•	government regulation of mineral exploration and development operations;

•	expectations regarding any social or local community issues that may affect planned or future exploration and development programs;

•	key personnel continuing their employment with us; and

•	our geographically diverse management.

Although the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein or incorporated by reference are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein or incorporated by reference are provided as of the date hereof or the date of the document incorporated by reference, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

4

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “large accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “large accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

STATUS AS A FOREIGN PRIVATE ISSUER

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

5

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on written or oral request without charge from Foremost Clean Energy Ltd., at 750 West Pender Street, Suite 250 Vancouver, British Columbia Canada V7Y 1K3 Canada, telephone: (604) 330-8067 or by accessing the disclosure documents through the internet on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System at www.sec.gov/edgar.

The following documents, filed with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a)	our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 20, 2025; and

b)	the description of our Common Shares contained in our Registration Statement on Form F-1 (File No. 333-272028), filed with the SEC on May 18, 2023.

In addition, this Prospectus shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K (as applicable) filed by us pursuant to the Exchange Act prior to the termination of the offering made by this Prospectus. We may incorporate by reference into this Prospectus any Form 6-K that is furnished to the SEC after the date of the filing of the registration statement of which this Prospectus forms a part and before the date of termination of this offering. Any such Form 6-K that we intend to so incorporate shall state in such form that it is being incorporated by reference into this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and the readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by such Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

6

RISK FACTORS

An investment in our Securities is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of the entire loss of their investment should purchase our Securities. You should carefully consider the risk factors set forth below along with the risk factors in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 and the other information contained in this Prospectus, and the documents incorporated by reference therein, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable Prospectus Supplement, before purchasing any of our Securities.

Risks Related to Any Offering

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional Common Shares or other securities convertible into or exchangeable for Common Shares at prices that may not be the same as the price per share paid by any investor in an offering in a subsequent Prospectus Supplement. We may sell shares or other securities in any other offering at a price per share that is less than the price per share or other security paid by any investor in an offering in a subsequent Prospectus Supplement, and investors purchasing shares or other securities in the future could have rights superior to you. The price per share at which we sell additional Common Shares or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by any investor in an offering under a subsequent Prospectus Supplement.

Future offerings of debt or preferred equity securities, which would rank senior to our Common Shares, may adversely affect the market price of our Common Shares.

If, in the future, we decide to issue debt or preferred equity securities that may rank senior to our Common Shares, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Common Shares and may result in dilution to owners of our Common Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Shares will bear the risk of our future offerings reducing the market price of our Common Shares and diluting the value of their stock holdings in us.

There can be no assurance as to the liquidity of the trading market for certain Securities or that a trading market for certain Securities will develop.

There is no public market for the Warrants, Preferred Shares, Subscription Receipts or Debt Securities and, unless otherwise specified in the applicable Prospectus Supplement, we do not intend to apply for listing of these securities on any securities exchange. If these securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities, prevailing interest rates and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for any Warrants, Preferred Shares, Subscription Receipts or Debt Securities or that a trading market for these securities will develop.

We may not maintain our listing on Nasdaq or the CSE which may reduce the liquidity of our Common Shares and impair our ability to raise capital through equity offerings.

Our Common Shares and certain warrants are listed on Nasdaq and the CSE, but there can be no assurance that our Common Shares will continue to be listed on Nasdaq or the CSE. To continue listing our securities on Nasdaq and the CSE, we must maintain certain financial, distribution and share price levels. If we are unable to do so, we may not be able to maintain the list of our Common Shares on either exchange. Failure to maintain the listing of our common shares on Nasdaq or the CSE would reduce the liquidity of our Common Shares and could adversely affect the market price of our Common Shares. If our Common Shares are delisted, the trading market for our shares could be limited to the over-the-counter markets, which could result in greater price volatility and reduced trading volume. In addition, the delisting of our securities may impair our ability to raise capital through equity offerings.

7

If we were to constitute a “passive foreign investment company” or “PFIC” during a U.S. investor’s holding period, adverse U.S. federal income tax consequences may result for such U.S. investor

We believe that we were a PFIC as defined in Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for our most recently completed taxable year and based on the nature of our business, the projected composition of our gross income, and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our current taxable year and may be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of certain Securities including the Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of certain Securities, including without limitation the Common Shares, or any so-called “excess distribution” received on certain Securities, including without limitation the Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). U.S. taxpayers should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record-keeping requirements of a PFIC, or that we will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to us or any subsidiary that also is classified as a PFIC. Accordingly, prospective investors should assume that a QEF Election will not be available. A U.S. taxpayer that makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. Such elections may not be available or effective with respect to certain Securities. This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Securities.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact certain investors, our business and the value of the Securities

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect our business or holders of the Securities. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact certain investors, our financial performance and the value of the Securities. On July 4, 2025, the President of the United States signed into law a new tax bill commonly referred to as the “One Big Beautiful Bill Act”, which may affect the U.S. federal income tax considerations applicable to certain investors of the Securities. The likelihood of other similar legislation being enacted is uncertain, and the provisions of such bill or other similar legislation may change prior to enactment. Investors should consult their own tax advisors regarding such enacted or proposed legislation as well as the potential impact of such legislation on them in light of their own personal circumstances.

MATERIAL CHANGES

Except as otherwise disclosed in this Prospectus there have been no material changes to our operations that have occurred since the end of our latest fiscal year ended March 31, 2025, and that have not been described in a report on Form 6-K furnished under the Exchange Act and incorporated by reference into this Prospectus.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization and indebtedness as at March 31, 2025, the date of our most recently filed audited consolidated financial statements. This table should be read in conjunction with our consolidated financial statements and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in this Prospectus.

8

$	As of March 31, 2025
Total Liabilities	3,248,777

Shareholders’ Equity:
Capital stock	45,666,733
Reserves	3,280,933
Deficit	(24,455,404)
Total equity	24,492,262

TOTAL CAPITALIZATION	27,741,039

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering, the Company currently intends to use the net proceeds from the sale of Securities for working capital requirements, general corporate purposes and the advancement of its business objectives.

In order to raise additional funds to finance future growth opportunities, the Company may, from time to time, issue Securities. More detailed information regarding the use of proceeds from the sale of Securities will be described in a Prospectus Supplement.

PLAN OF DISTRIBUTION

We may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, if any, the purchase price or prices of the Securities and the proceeds we will receive from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices including sales in transactions that are deemed to be “at-the-market” distributions, including sales made directly on Nasdaq or other existing trading markets for the securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, if any, have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF COMMON SHARES

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 12,181,474 Common Shares were issued and outstanding as of July 23, 2025. All of the issued Common Shares are fully paid and non-assessable common shares. We do not own any of our Common Shares.

9

Holders of Common Shares are entitled to receive notice of any meeting of our shareholders to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by our Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of our business are entitled to receive on a pro rata basis, our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by us, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of our shareholders may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of our shareholders called and held in accordance with our Articles (the “Articles”) and applicable law.

DESCRIPTION OF PREFERRED SHARES

We are not currently authorized to issue Preferred Shares. Subject to obtaining all necessary corporate and regulatory approvals and amending the Articles to authorize the creation and issuance of Preferred Shares, in one or more classes or series, in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) and the Articles, the Board may fix from time to time before each issuance of a class or series of Preferred Shares, the number of Preferred Shares comprising each class or series and the designation, rights, privileges, restrictions and conditions attaching to each class or series of Preferred Shares including, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. Unless otherwise indicated in the applicable Prospectus Supplement, all Preferred Shares to be issued from time to time under this Prospectus will be fully paid and non-assessable.

The particular terms and provisions of the Preferred Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Preferred Shares, and the extent to which the general terms and provisions described below may apply to such Preferred Shares will be described in the applicable Prospectus Supplement. Preferred Shares may be offered separately or together with other Securities, as the case may be.

The Preferred Shares of each class or series will be entitled, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our business, or any other return of capital or distribution, to a preference over the Common Shares and over any other of our shares ranking by their terms junior to the Preferred Shares of that class or series. The Prospectus Supplement relating to the Preferred Shares offered will contain a description of the specific terms of that class or series of Preferred Shares as fixed by the Board, including, as applicable:

•	the number of Preferred Shares offered and the offering price of the Preferred Shares;

•	the designation and any stated value of the Preferred Shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the Preferred Shares;

•	the date from which dividends on the Preferred Shares will accumulate, if applicable;

•	the liquidation rights of the Preferred Shares;

•	the procedures for auction and remarketing, if any, of the Preferred Shares;

•	the sinking fund provisions, if applicable, for the Preferred Shares;

•	the redemption provisions, if applicable, for the Preferred Shares;

10

•	whether the Preferred Shares will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the Preferred Shares will have voting rights and the terms of any voting rights;

•	whether the Preferred Shares will be listed on any securities or stock exchange or on any automated dealer quotation system;

•	whether the Preferred Shares will be issued with any other securities and, if so, the amount and terms of these securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the Preferred Shares.

The applicable Prospectus Supplement will also contain a discussion of any material Canadian income tax and United state income tax considerations relevant to the purchase and ownership of the Preferred Shares offered by the Prospectus Supplement.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (“Equity Warrants”) or for the purchase of Debt Securities (“Debt Warrants”).

Warrants may be issued independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants may be issued under one or more warrant agency agreements to be entered into by us and with one or more financial institutions or trust companies acting as warrant agent. The applicable Prospectus Supplement relating to any Warrants that we offer will describe the particular terms of those Warrants and include specific terms relating to the offering.

The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Prospective investors should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement or form of warrant certificate relating to an offering or Warrants will be filed by us with SEC, and will be available electronically at www.sec.gov/edgar.

In an offering of Warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants, or other convertible securities, are offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

11

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•	the number of Equity Securities that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Equity Securities may be purchased upon exercise of each Equity Warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of Equity Securities that may be purchased, (ii) the exercise price per Common Share or (iii) the expiry of the Equity Warrants;

•	whether we will issue fractional shares;

•	whether hawse have applied to list the Equity Warrants or the underlying shares on a securities exchange or automated interdealer quotation system;

•	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

•	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material Canadian and U.S. federal income tax consequences of owning the Equity Warrants; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

•	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

•	material Canadian and United States federal income tax consequences of owning the Debt Warrants; and

•	any other material terms or conditions of the Debt Warrants. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

12

DESCRIPTION OF UNITS

We may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by us pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be offered; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) whether we will apply to list the Units on a securities exchange or automated interdealer quotation system; (x) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (xi) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts separately or in combination with one or more other Securities. The Subscription Receipts will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Equity Securities, Debt Securities, Warrants, Units or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between us and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof or the laws of the United States or a state thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts with the SEC and such Subscription Receipt Agreement will be available electronically at www.sec.gov/edgar.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that we may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Subscription Receipts being offered;

•	the price at which the Subscription Receipts will be offered;

13

•	the designation, number and terms of the Equity Securities, Debt Securities, Warrants, Units or any combination thereof to be received by the holders of Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Equity Securities, Debt Securities, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Equity Securities, Debt Securities, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Equity Securities, Debt Securities, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Equity Securities, Debt Securities, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of us to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether we will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether we will issue the Subscription Receipts as bearer securities, as registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Equity Securities, Debt Securities, Warrants or other of our securities, any other reorganization, amalgamation, merger or sale of all or substantially all of our assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we will apply to list the Subscription Receipts on a securities exchange or automated interdealer quotation system;

•	material Canadian and United States federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

14

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, our shareholders. Holders of Subscription Receipts are entitled only to receive Equity Securities, Debt Securities, Warrants, Units or any combination thereof on exchange of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between us and one or more trustees that may be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. We may issue Debt Securities, separately or together, with Common Shares, Warrants, Units or Subscription Receipts or any combination thereof, as the case may be.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the title of the Debt Securities;

15

•	any limit on the aggregate principal amount of the Debt Securities;
•	the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;
•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;
•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;
•	the covenants applicable to the Debt Securities;
•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;
•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other of our liabilities and obligations;
•	whether the Debt Securities will be secured or unsecured;
•	whether the Debt Securities will be issuable in the form of global securities (“Global Securities”), and, if so, the identity of the depositary for such Global Securities;
•	the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;
•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;
•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;
•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other of our securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other of our securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

We may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this Prospectus.

16

TRADING

Our Common Shares are listed for trading on Nasdaq under the stock symbol “FMST” and listed for trading on the CSE under the stock symbol “FAT”.

Certain of our warrants are listed and posted for trading on Nasdaq under the symbol “FMSTW”.

DILUTION

Purchasers of Securities in an offering may suffer immediate and substantial dilution in the net tangible book value per share of Common Shares. Dilution in net tangible book value per share represents the difference between the amount per Share paid by purchasers in an offering and the net tangible book value per share of Common Shares immediately after an offering.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a statement of the expenses (all of which are estimated), other than any underwriting discounts and commissions and expenses reimbursed by us, if any, to be incurred in connection with a distribution of Securities under the offering.

SEC registration fees	*
Printing expenses	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total	*

* These fees cannot be estimated at this time as they are calculated based on the Securities offered and the number of issuances. An estimate of the aggregate expenses in connection with the sale and distribution of Securities will be included in the applicable Prospectus Supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this Prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling or business pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of the Prospectus, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, Common Shares in any offering under this Prospectus, and who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and deals at arm’s length with, and is not affiliated with us or the underwriters (a “Holder”).

Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in the Tax Act; (c) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (d) that reports its “Canadian tax results”, as defined the Tax Act in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of the Common Shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in the Tax Act; (f) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (g) that is exempt from tax under Part I of the Tax Act; or (h) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the Common Shares.

17

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals, to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their tax advisors about the specific tax consequences to them of acquiring, holding and disposing of the Common Shares.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the Common Shares should consult their tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise and in accordance with the detailed rules in the Tax Act.

Residents of Canada

The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act (“Canadian Holders”).

This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire the Common Shares. Certain Canadian Holders whose Common Shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their Common Shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Canadian Holders contemplating such an election should first consult with their tax advisors.

Taxation of Dividends

In the case of a Canadian Holder who is an individual (including certain trusts), dividends received or deemed to be received on the common shares will be included in computing the Canadian Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Canadian Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Canadian Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their tax advisors in this regard.

18

Dividends received or deemed to be received on the Common Shares by a Canadian Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Such Canadian Holders should consult their own tax advisors.

A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including dividends received or deemed to be received in respect of Common Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Such Canadian Holders should consult their tax advisors regarding their particular circumstances.

Dispositions — Taxation of Capital Gains and Capital Losses

Upon a disposition or deemed disposition of the Common Shares (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Canadian Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such Common Shares to a Resident Holder will be determined by averaging the cost of such Common Shares acquired pursuant to this Prospectus with the adjusted cost base of all other Common Shares of the Corporation held by the Resident Holder as capital property immediately prior to such acquisition and by making certain other adjustments required under the Tax Act.

Generally, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Canadian Holder in a taxation year must be included in the Canadian Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Canadian Holder in a taxation year must be deducted by such Canadian Holder against taxable capital gains realized by such Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Canadian Holder is a corporation, the amount of any such capital loss realized on the sale of the Common Shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such Common Shares of the Corporation. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may apply should consult their own tax advisors.

A Canadian Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for alternative minimum tax under the Tax Act. Canadian Holders that are individuals should consult their own tax advisors in this regard.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Canadian Holders should consult their tax advisors regarding their particular circumstances.

19

Eligibility for Investment

Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the CSE and Nasdaq) or that we qualify as a “public corporation” (as defined in the Tax Act), the Common Shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, first home savings account and tax-free savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.

Notwithstanding that the Common Shares may be a qualified investment for a Registered Plan, if the Common Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. The Common Shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, the Common Shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Prospective purchasers who intend to hold the Common Shares in a Registered Plan should consult their tax advisors regarding their particular circumstances.

Non-Residents of Canada

The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, the Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (within the meaning of the Tax Act), and such Non-Resident Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the Common Shares.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the CSE and Nasdaq) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our hares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dispositions – Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

20

Receipt of Dividends

Dividends received or deemed to be received by a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their tax advisors in this regard.

To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain Canadian federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a resident of Canada.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES OR OTHER SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to an offering under this Prospectus. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

21

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to an offering under this Prospectus that is for U.S. federal income tax purposes:

an individual who is a citizen or resident of the U.S.;

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S. subject to Section 877 or 877A of the Code, (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (m) are subject to special tax accounting rules with respect to Common Shares, or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see Sale or Other Taxable Disposition of Common Shares below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided we are eligible for the benefits of the Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

22

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” or “PFIC” within the meaning of Section 1297(a) of the Code for any year during a U.S. Holder’s holding period for its Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. We believe that we were a PFIC for our most recently completed taxable year and based on the nature of our business, the projected composition of our gross income, and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our current taxable year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that we have never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the “income test”) or (b) 50% or more of our value assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

23

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we were a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares; and (b) any “excess distribution” received on Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we were a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

24

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our (a) net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for Common Shares in which we are a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules on a prospective basis and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Common Shares for taxable years prior to making a QEF Election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to us. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

25

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to ourselves or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

26

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

27

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

28

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the Securities described in this Prospectus and any accompanying Prospectus Supplement, as applicable. This Prospectus and any accompanying Prospectus Supplement, which constitute a part of that registration statement, do not contain all of the information set forth in that registration statement and its exhibits. For further information with respect to us and our Securities, you should consult the registration statement and its exhibits.

We are required to file with the securities commission or authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland¸ in Canada, annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also must file reports with, and furnish other information to, the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we submit to the SEC, on Form 6-K, unaudited quarterly financial information.

The SEC maintains an internet site (www.sec.gov) that makes available reports and other information that we file or furnish electronically with it.

DOCUMENTS ON DISPLAY

Copies of the documents referred to in this Prospectus, or in the registration statement, may be inspected at our office at 750 West Pender Street, Suite 250 Vancouver, British Columbia, Canada V7Y 1K3 during normal business hours.

EXPERTS

Our consolidated financial statements as of March 31, 2025 and March 31, 2023 and for the periods then ended as below in this Prospectus, have been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Davidson & Company LLP are located at 609 Granville St #1200, Vancouver, BC V7Y 1G6, Canada.

Our consolidated financial statements as of March 31, 2024 and for the period then ended incorporated in this Prospectus, have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of MNP LLP are located at 609 Granville Street, Suite 2400, MNP Tower, Vancouver, BC, V7Y1E7.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of us by Stikeman Elliott LLP with respect to matters of Canadian law and by Dorsey & Whitney LLP with respect to matters of United States law.

INTEREST OF EXPERTS AND COUNSEL

To our knowledge, none of the experts or counsel named in this Prospectus held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of our Company or one of our associates or affiliates otherwise than by remuneration as employees or consultants of our business, none of which is contingent on the success of an offering of the Securities.

29

Foremost Clean Energy Ltd.

US$100,000,000

Common Shares
Preferred Shares
Debt Securities
Warrants
Units
Subscription Receipts

PROSPECTUS

, 2025

The information in this Prospectus Supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This Prospectus Supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 25, 2025.

PROSPECTUS SUPPLEMENT

Up to US$15,000,000

Common Shares

Foremost Clean Energy Ltd. (the “Company”, “Foremost”, “we,” “us” and “our” ) has entered into an equity distribution agreement, dated July 25, 2025 (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) relating to our common shares, no par value, that may be offered pursuant to this prospectus supplement (the “Prospectus Supplement”) and the accompanying base prospectus (the “Prospectus”). In accordance with the terms of the Equity Distribution agreement, we may offer and sell common shares having an aggregate offering price of up to US$15,000,000 from time to time through Canaccord Genuity LLC, acting as our manager.

Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of our public float (i.e., the market value of our common shares held by non-affiliates) in any 12-month period so long as our public float remains below $75.0 million. As of the date of this Prospectus Supplement, the aggregate market value of our common shares held by non-affiliates, as calculated pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”), was US$66,023,589.08, which was calculated based on 12,181,474 outstanding common shares held by non-affiliates as of July 23, 2025 date at a price of US$5.42 per Common Share on June 5, 2025, which was the highest closing sale price of our common shares on the Nasdaq Capital Market (“Nasdaq”) within 60 days of the filing date of the registration statement of which this Prospectus Supplement forms a part. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell, pursuant to this registration statement of which this prospectus forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding Ordinary Shares held by non-affiliates in any 12-month period, so long as the aggregate market value of our common shares held by non-affiliates is less than US$75.0 million We have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this Prospectus Supplement.

Our common shares are listed for trading on the Nasdaq under the stock symbol “FMST” and listed for trading on the Canadian Securities Exchange (the “CSE”) under the stock symbol “FAT”. Certain of our warrants are trading on Nasdaq under the trading symbol “FMSTW”. On July 23, 2025, the last reported sale price of our common shares was US$2.48 on Nasdaq and $3.39 on the CSE, respectively.

Sales of our common shares, if any, under this Prospectus Supplement and accompanying Prospectus may be made by any method permitted by law, including negotiated transactions, which may include block trades, or transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Subject to terms of the Equity Distribution Agreement, Canaccord is not required to sell any specific number or dollar amount of common shares but will act as our manager, using commercially reasonable efforts to sell on our behalf all of the common shares requested to be sold by us consistent with its normal trading and sales practices, on terms mutually agreed between Canaccord and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Canaccord will be entitled to compensation at a commission rate up to 3.0% of the gross sales price per share sold under the Equity Distribution Agreement. See “Plan of Distribution” beginning on page S-[●] of this prospectus supplement for additional information regarding the compensation to be paid to Canaccord. In connection with the sale of our common shares on our behalf, Canaccord will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Canaccord will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Canaccord with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See the section titled “Risk Factors” beginning on page [●] to read about factors you should consider before buying our securities.

Neither the SEC nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Canaccord Genuity

The date of this prospectus supplement is     , 2025.

TABLE OF CONTENTS

PROSPECUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the offering and common shares and the method of distribution of the common shares. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the common shares. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the offering. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference in the Prospectus, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the accompanying Prospectus, together with the additional information about us to which we refer you in the sections of this Prospectus Supplement titled “Where You Can Find Additional Information” and “Incorporation by Reference”.

You should rely only on the information provided in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein. In addition, this Prospectus Supplement contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed and incorporated by reference into the registration statement of which this Prospectus Supplement forms a part, and you may obtain copies of those documents as described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.” Information contained in later-dated documents incorporated by reference will automatically supplement, modify or supersede, as applicable, the information contained in this Prospectus Supplement, the accompanying Prospectus or in earlier-dated documents incorporated by reference.

Except as otherwise indicated, references in this Prospectus Supplement to “Foremost,” “Company,” “we,” “us” and “our” refer to Foremost Clean Energy Ltd. and its consolidated subsidiaries.

Enforceability of Civil Liabilities

We are incorporated under the laws of British Columbia. Some of our directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that United States investors will be able to enforce against us, members of our Board of Directors (the “Board”), officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Market, Industry and Other Data

This Prospectus Supplement, and the documents incorporated by reference herein, contain estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.

S-1

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See the section titled “Cautionary Note Regarding Forward-Looking Statements”.

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Prospectus Supplement, and the documents incorporated by reference, also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this Prospectus Supplement, and the documents incorporated by reference, may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Financial Information and Currency

Unless otherwise indicated, all references in this Prospectus Supplement, and the documents incorporated by reference herein, to “dollars” or “CAD” or “$” are to Canadian dollars and all references to “USD” or “US$” are to United States dollars.

Exchange Rates

The following tables set forth the annual average exchange rates for the year ended March 31, 2025, March 31, 2024, and March 31, 2023, and the monthly average exchange rates for each month during the previous twelve months, as supplied by the Bank of Canada. These exchange rates are expressed as one United States dollar converted into Canadian dollars.

Period	Average
Year Ended March 31, 2025	$1.391
Year Ended March 31, 2024	$1.349
Year Ended March 31, 2023	$1.323

Month Ended	Average
April 30, 2025	$1.399
May 31, 2025	$1.385
June 30, 2025	$1.367

The daily average exchange rate on July 23, 2025 as reported by the Bank of Canada for the conversion of USD into CAD was US$1.00 equals $1.3609.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated by reference herein and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our shares, you should read this entire Prospectus Supplement and the accompanying Prospectus carefully, including the sections of this Prospectus Supplement titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, and sections under similar headings in the accompanying Prospectus and in our annual report on Form 20-F for the year ended March 31, 2025, our consolidated financial statements and the related notes incorporated by reference in this Prospectus Supplement and all other information included or incorporated by reference in this Prospectus Supplement. Unless the context otherwise requires, references in this Prospectus Supplement to the “Company”, “Foremost”, “we”, “us” and “our” refer to Foremost Clean Energy Ltd. and its subsidiaries.

S-2

Recent Developments

On July 23, 2025, we entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with Denison Mines Corp. (“Denison”). Under the terms of the Investor Rights Agreement, Denison the right, subject to certain conditions to participate in our future financings and/or in private placements concurrent with our future financings.  With respect to at-the-market offerings, including. this offering, we agreed to offer Denison, on a quarterly basis with respect to any quarter for which there are sales of Common Shares in an at-the-market offering the opportunity to purchase Common Shares in one or more private placements concurrent with such at-the-market offering, including this offering, and subject to the following terms:

i.	the offer to participate in a concurrent private placement shall be made to Denison shall be made within 10 business days of the calendar quarter end;

ii.	Denison shall be entitled to subscribe for up to such number of Common Shares such that the Common Share ownership interest of Denison and its affiliates in us following the at-the-market offering, including this offering, and exercise Denison’s equity participation right, with respect to such at-the-market offering,, would be equal to or less than 19.95%;

iii.	Denison shall be entitled to purchase such Common Shares as may be the subject of such at-the-market offering, including this offering at a price equal to the volume weighted average price at which such securities were sold pursuant to such at-the-market offering over the immediately preceding three-month period; and

iv.	Denison shall have 30 days from the date of the offering to participate to elect to purchase, and to fully fund the purchase, of any such securities in the concurrent private placement. If Denison does not elect to purchase any securities and/or does not provide immediately available funds for the purchase of such securities to us within 30 days of the date of the offer to participate, Denison’s rights to purchase such securities shall terminate.

Our Company

Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) was incorporated under the British Columbia Business Corporations Act (the “BCBCA”) and the laws of the Province of British Columbia as FAR Resources Ltd. on July 7, 2005 (Number: BC0729352). We changed our name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022, and later changed our name to Foremost Clean Energy Ltd. on September 30, 2024. We have no subsidiaries. We had held certain underlying royalties, a 100% ownership and option interest in certain claims in the Winston Gold and Silver Property located in Sierra County, New Mexico, USA (the “Winston Property”) within a previous wholly-owned subsidiary, Sierra Gold & Silver Ltd. (“Sierra”). On July 19, 2024, Rio Grande Resource Ltd. (“Rio Grande”) was incorporated under the laws of British Columbia solely for the purpose of participating in a plan of arrangement pursuant to the BCBCA (the “Arrangement”), pursuant to which, among other things, the Winston Property was transferred to Rio Grande, and existing Foremost shareholders exchanged their common shares for one (1) new Common Share of Foremost and two (2) common shares of Rio Grande. The common shares of Rio Grande were subsequently listed on the CSE. The Arrangement was completed on January 31, 2025.

Our registered office address is 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada V7Y 1B3 Canada. Our company email address is info@foremostcleanenergy.com. Our telephone number is (604) 330-8067. Our principal website address is http://www.foremostcleanenergy.com.The information on or accessible through our website is not part of and is not incorporated by reference into this Prospectus Supplement, and the inclusion of our website address in this Prospectus Supplement is only for reference.

S-3

THE OFFERING

Issuer	Foremost Clean Energy Ltd.

Offering	In accordance with the Equity Distribution Agreement, we may offer and sell our common shares through Canaccord, as agent, up to an aggregate offering amount of US$15.0 million.

Manner of Offering	“At-the-market” offering that may be made from time to time through Canaccord, as agent. See the section titled “Plan of Distribution”.

Common shares to be outstanding after this offering(1)	18,229,861 common shares, based on 12,181,474 common shares outstanding as of July 24, 2025 and after the issuance of 6,048,387 common shares, assuming the issuance and sale of the full US$15.0 million of common shares that may be sold under this Prospectus Supplement from time to time through Canaccord, at an assumed sales price of US$2.48 per common share, which was the closing price of the common shares on Nasdaq on July 23, 2025. The actual number of common shares issued and outstanding will vary depending on the actual sales prices and aggregate dollar amount sold under the offering.

Use of proceeds	We intend to use the net proceeds, if any, from this offering to working capital requirements, general corporate purposes and the advancement of our business objectives. See the section titled “Use of Proceeds”.

Nasdaq trading symbol for our common shares	Our common shares are listed under the symbol “FMST”.

CSE trading symbol for our common shares	Our common shares are listed under the symbol “FAT”.

Risk Factors

You should carefully read the section titled “Risk Factors” and other information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that you should consider before deciding to invest in our common shares.

(1)    The number of common shares to be outstanding after the offering is based on common shares outstanding as of July 24, 2025 and excludes as of such date:

•	199,852 common shares issuable upon exercise of outstanding options granted under our equity incentive plans at a weighted average exercise price of $5.30 per share; 92,808 common shares issuable upon exercise of outstanding restricted share units granted under our equity incentive plans;

•	1,207,340 common shares reserved for future issuance under our equity incentive plans; and

•	3,524,647 common shares issuable upon exercise of outstanding share purchase warrants at a weighted average exercise price of $4.27 per share and 59,598 common shares issuable upon exercise of outstanding agent warrants at a weighted average exercise price of $4.19 per share.

S-4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements or assumptions relating to:

•	our goals and strategies;

•	expectations regarding revenue, expenses and operations;

•	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

•	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

•	expectations regarding exploration results at the Lithium Lane Properties and the Athabasca Uranium Properties;

•	mineral exploration and exploration program cost estimates;

•	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•	receipt and timing of exploration permits and other third-party approvals;

•	government regulation of mineral exploration and development operations;

•	expectations regarding any social or local community issues that may affected planned or future exploration and development programs;

•	key personnel continuing their employment with us; and

•	our geographically diverse management.

Although the forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein or incorporated by reference are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein or incorporated by reference are provided as of the date hereof or the date of the document incorporated by reference, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

S-5

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “large accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “large accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

STATUS AS A FOREIGN PRIVATE ISSUER

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

S-6

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on written or oral request without charge from Foremost Clean Energy Ltd., at 750 West Pender Street, Suite 250 Vancouver, British Columbia Canada V7Y 1K3 Canada, telephone: (604) 330-8067 or by accessing the disclosure documents through the internet on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System at www.sec.gov/edgar.

The following documents, filed with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

a)	our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the SEC on June 20, 2025; and

b)	the description of our common shares contained in our Registration Statement on Form F-1 (File No. 333-272028), filed with the SEC on May 18, 2023.

In addition, this Prospectus Supplement shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K (as applicable) filed by us pursuant to the Exchange Act prior to the termination of the offering made by this Prospectus Supplement. We may incorporate by reference into this Prospectus Supplement any Form 6-K that is furnished to the SEC after the date of the filing of the registration statement of which this Prospectus Supplement forms a part and before the date of termination of this offering. Any such Form 6-K that we intend to so incorporate shall state in such form that it is being incorporated by reference into this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and the readers should review all information contained in this Prospectus Supplement and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RISK FACTORS

An investment in our common shares involves a high degree of risk. Before deciding to invest in our common shares, you should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Prospectus Supplement and the accompanying Prospectus, including those risks and uncertainties described in the section titled “Risk Factors” sections of the accompanying prospectus and of our annual report on Form 20-F for the year ended March 31, 2025, filed with the SEC on June 20, 2025, which is incorporated by reference into this Prospectus Supplement, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. If any of the following risks actually occurs, our business, financial condition, results of operations, liquidity and prospectus could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. See also the section titled “Cautionary Note Regarding Forward-Looking Statements”.

S-7

Risks Related to this Offering

You will experience immediate dilution in the book value per common share you purchase in this offering.

Because the price per common share being offered hereby is substantially higher than the book value per share of common stock, you will suffer substantial dilution in the net tangible book value of the common stock purchase in this offering. Based on the assumed public offering price of US$2.48 per share, which was the last reported sale price of our common shares on Nasdaq on July 23, 2025, and assuming that we sell all US$15,000,000 of common shares under this prospectus supplement, and after deducting commissions and estimated aggregate offering expenses payable by us, if you purchase common shares in this offering, you will experience immediate and substantial dilution of US$0.48 per common share in the net tangible book value of common shares. See the section titled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common shares in this offering.

The amount of net proceeds, if any, we receive from this offering is uncertain.

There is no certainty that gross proceeds of US$15,000,000 will be raised under the offering. Canaccord has agreed to use its commercially reasonable efforts to sell, on our behalf, the common shares we request to be sold, but we are not required to request the sale of the maximum amount offered or any amount and, if we request a sale, Canaccord is not obligated to purchase any common shares that are not sold. As a result of the offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by us, we may raise substantially less than the maximum total offering amount or nothing at all.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from the offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common shares to decline. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.

The actual number of shares we will issue under the Equity Distribution Agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the Equity Distribution Agreement and compliance with applicable law, we have the discretion to deliver a placement notice to Canaccord at any time throughout the term of the Equity Distribution Agreement or not at all. The number of shares that are sold by Canaccord after delivering a placement notice will fluctuate based on the market price of our common shares during the sales period and limits we set with Canaccord. Because the price per share of each common share sold will fluctuate based on the market price of our common shares during the sales period, and because the amount of common shares to be sold, if any, is within our discretion, it is not possible to predict the number of common shares that will be ultimately issued, if any.

The common shares offered hereby will be sold in “at the market offerings,” and investors who buy common shares at different times will likely pay different prices.

Investors who purchase common shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.

MATERIAL CHANGES

Except as otherwise disclosed in this Prospectus Supplement there have been no material changes to our operations that have occurred since the end of our latest fiscal year ended March 31, 2025, and that have not been described in a report on Form 6-K furnished under the Exchange Act and incorporated by reference into this Prospectus Supplement.

S-8

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization and indebtedness as at March 31, 2025, the date of our most recently filed audited consolidated financial statements. This table should be read in conjunction with our consolidated financial statements and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in this Prospectus Supplement.

$	As of March 31, 2025
Total Liabilities	3,248,777

Shareholders’ Equity:
Capital stock	45,666,733
Reserves	3,280,933
Deficit	(24,455,404)
Total equity	24,492,262

TOTAL CAPITALIZATION	27,741,039

PLAN OF DISTRIBUTION

We have entered into the Equity Distribution Agreement with Canaccord, under which we may offer and sell our common shares having an aggregate offering price of up to US$15,000,000 from time to time through Canaccord, acting as sales agent. We are filing a copy of the Equity Distribution Agreement as an exhibit to the registration statement on Form F-3 of which this prospectus supplement forms a part. If authorized by us in writing, Canaccord may also purchase our common shares as principal.

Upon delivery of a placement notice to Canaccord and subject to the terms and conditions of the Equity Distribution Agreement, Canaccord may offer and sell our common shares by any method permitted by law deemed to be an “at the market offering,” as defined in Rule 415(a)(4) promulgated under the Securities Act [including without limitation sales made directly on Nasdaq or any other existing trading market of our common shares, sales to or through a market maker other than on an exchange or in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices]. We may instruct Canaccord not to sell our common shares if the sales cannot be effected at or above the price designated by us from time to time. We or Canaccord may suspend the offering of our common shares upon notice and subject to other conditions.

Canaccord will provide to us written confirmation following the close of trading on Nasdaq each day on which our common shares are sold under the Equity Distribution Agreement. Each confirmation will include the number of common shares sold on such day, the net proceeds to the Company, and the compensation payable by us to Canaccord with respect to such sales.

We will pay Canaccord commissions for its services in acting as sales agent in the sale of our common shares. Canaccord is entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold by Canaccord under the Equity Distribution Agreement. Because there is no minimum offering amount required as a condition to this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse Canaccord for certain reasonable and documented expenses, including fees and disbursements of its counsel, up to an amount of $125,000 incurred in connection with entering into the transactions contemplated by the Equity Distribution Agreement, plus certain ongoing expenses. We estimate that the total expenses of the offering payable by us, excluding any commissions and the reimbursement payable to Canaccord under the terms of the Equity Distribution Agreement, will be approximately $200,000. Settlement for sales of our common stock will occur on the first business day following the date on which any sales are made, in return for payment of the net proceeds to us. Sales of our common shares as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Canaccord may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

S-9

Canaccord will use commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase our common shares under the terms and subject to the conditions set forth in the Equity Distribution Agreement. In connection with the sale of our common shares on our behalf, Canaccord may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Canaccord (and its partners, members, directors, officers, employees and agents) may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Canaccord against certain liabilities, including civil liabilities under the Exchange Act.

The offering of our common shares pursuant to the Equity Distribution Agreement will terminate upon the termination of the Equity Distribution Agreement as permitted therein. Canaccord and we each have the right, by giving written notice as specified in the Equity Distribution Agreement, to terminate the Equity Distribution Agreement at any time upon ten days’ prior notice.

Canaccord and its respective affiliates may in the future provide various investment banking, commercial banking and other financial services for us, our subsidiaries and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, Canaccord will not engage in any market-making activities involving our common shares while the offering is ongoing under this prospectus supplement.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by Canaccord, and Canaccord may distribute the prospectus supplement and the accompanying prospectus electronically.

TRADING

Our common shares are listed for trading on Nasdaq under the stock symbol “FMST” and listed for trading on the CSE under the stock symbol “FAT”.

Certain of our warrants are listed and posted for trading on Nasdaq under the symbol “FMSTW”.

DILUTION

If you invest in our common shares in this offering, your interest will be diluted immediately to the extent of the difference between the between the price per share you pay in this offering and the as-adjusted net tangible book value per common share after this offering. The dilution numbers provided in this section are in US$ based on the daily average exchange rate on July 23, 2025 as reported by the Bank of Canada for the conversion of USD into CAD which was US$1.00 equals $1.3609.

The net tangible book value of our common shares as of March 31, 2025 was approximately US$17.99 million, or approximately $2.35 per common share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of our common shares outstanding as of March 31, 2025.

After giving effect to the sale by us of common shares in the aggregate amount of US$15.0 million at an assumed offering price of US$2.48 per common share, the last reported sale price of our common shares on Nasdaq on July 23, 2025, and after deducting commissions and estimated offering expenses, our net tangible book value as of March 31, 2025 would have been approximately US$32.99 million, or US$2.00 per share. This represents an immediate increase in net tangible book value of $[●] per share to existing stockholders and an immediate dilution of $2.80 per common share to new investors purchasing common shares in this offering. The following table illustrates this dilution:

S-10

Assumed public offering price per common share		US$ 2.48
Net tangible book value per share common share as of March 31, 2025	US$ 1.73
Increase in as adjusted net tangible book value per common share attributable to the offering	US$ 0.27

As adjusted net tangible book value per common share after giving effect to this offering		US$ 2.00

Dilution per common share to new investors participating in this offering		US$ 0.48

The table above assumes for illustrative purposes that an aggregate of 12,181,474 shares are sold during the term of the Distribution Agreement with Canaccord at a price of US$2.48 per share, the last reported sale price of our common shares on Nasdaq on July 23, 2025, for aggregate gross proceeds of US$15.0 million. The shares subject to the Equity Distribution Agreement are being sold from time to time at various prices. This information is supplied for illustrative purposes only and may differ based on the actual offering price and the actual number of shares offered.

The foregoing table is based on 10,419,966 common shares outstanding as March 31, 2025, and excludes, as of such date, the following:

•	516,453 common shares issuable upon exercise of outstanding options granted under our equity incentive plans at a weighted average exercise price of $3.96 per share; 144,001 common shares issuable upon exercise of outstanding restricted share units granted under our equity incentive plans;

•	839,546 common shares reserved for future issuance under our equity incentive plans; and

•	4,434,563 common shares issuable upon exercise of outstanding share purchase warrants at a weighted average exercise price of $4.92 per share and 206,055 common shares issuable upon exercise of outstanding agent warrants at a weighted average exercise price of $4.19 per share.

To the extent that outstanding exercisable options or warrants are exercised or additional restricted stock units vest, you may experience further dilution. In addition, the foregoing table excludes any common shares that may be issued to Denison in the potential concurrent private placements discussed above in “Prospectus Summary – Recent Developments” and the further dilution that would result therefrom.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a statement of the expenses (all of which are estimated), other than any underwriting discounts and commissions and expenses reimbursed by us, if any, to be incurred in connection with a distribution of an assumed amount of US$15.0 million common shares under the offering.

SEC registration fees	US$ *
Printing expenses	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total	*

* To be supplied by amendment.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling or business pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, common shares in any offering under this Prospectus Supplement, and who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and deals at arm’s length with, and is not affiliated with us or the underwriters (a “Holder”).

S-11

Generally, the common shares will be considered to be capital property to a Holder provided the Holder does not hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in the Tax Act; (c) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (d) that reports its “Canadian tax results”, as defined the Tax Act in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of the common shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in the Tax Act; (f) that receives dividends on common shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (g) that is exempt from tax under Part I of the Tax Act; or (h) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident person (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the common shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals, to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their tax advisors about the specific tax consequences to them of acquiring, holding and disposing of the common shares.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the common shares should consult their tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise and in accordance with the detailed rules in the Tax Act.

Residents of Canada

The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act (“Canadian Holders”).

This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire the common shares. Certain Canadian Holders whose common shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their common shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Canadian Holders contemplating such an election should first consult with their tax advisors.

S-12

Taxation of Dividends

In the case of a Canadian Holder who is an individual (including certain trusts), dividends received or deemed to be received on the common shares will be included in computing the Canadian Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Canadian Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Canadian Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their tax advisors in this regard.

Dividends received or deemed to be received on the common shares by a Canadian Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Such Canadian Holders should consult their own tax advisors.

A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including dividends received or deemed to be received in respect of common shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Such Canadian Holders should consult their tax advisors regarding their particular circumstances.

Dispositions — Taxation of Capital Gains and Capital Losses

Upon a disposition or deemed disposition of the common shares (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Canadian Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the common shares to the Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such common shares to a Resident Holder will be determined by averaging the cost of such common shares acquired pursuant to this Prospectus Supplement with the adjusted cost base of all other common shares of the Corporation held by the Resident Holder as capital property immediately prior to such acquisition and by making certain other adjustments required under the Tax Act.

Generally, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Canadian Holder in a taxation year must be included in the Canadian Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Canadian Holder in a taxation year must be deducted by such Canadian Holder against taxable capital gains realized by such Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Canadian Holder is a corporation, the amount of any such capital loss realized on the sale of the common shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such common shares of the Corporation. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may apply should consult their own tax advisors.

S-13

A Canadian Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of common shares may be liable for alternative minimum tax under the Tax Act. Canadian Holders that are individuals should consult their own tax advisors in this regard.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Canadian Holders should consult their tax advisors regarding their particular circumstances.

Eligibility for Investment

Based on the current provisions of the Tax Act, if issued on the date of this Prospectus Supplement and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the CSE and Nasdaq) or that we qualify as a “public corporation” (as defined in the Tax Act), the common shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, first home savings account and tax-free savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.

Notwithstanding that the common shares may be a qualified investment for a Registered Plan, if the common shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. The common shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, the common shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Prospective purchasers who intend to hold the common shares in a Registered Plan should consult their tax advisors regarding their particular circumstances.

Non-Residents of Canada

The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, the common shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (within the meaning of the Tax Act), and such Non-Resident Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the common shares.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the CSE and Nasdaq) at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our hares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property.

S-14

Even if the common shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such common shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dispositions – Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Receipt of Dividends

Dividends received or deemed to be received by a Non-Resident Holder on the common shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their tax advisors in this regard.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to an offering under this Prospectus. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary.

S-15

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to an offering under this Prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S. subject to Section 877 or 877A of the Code, (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (m) are subject to special tax accounting rules with respect to Common Shares, or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

S-16

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see Sale or Other Taxable Disposition of Common Shares below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided we are eligible for the benefits of the Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” or “PFIC” within the meaning of Section 1297(a) of the Code for any year during a U.S. Holder’s holding period for its Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. We believe that we were a PFIC for our most recently completed taxable year and based on the nature of our business, the projected composition of our gross income, and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our current taxable year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that we have never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

S-17

In addition, in any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the “income test”) or (b) 50% or more of our value assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we were a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares; and (b) any “excess distribution” received on Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

S-18

If we were a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our (a) net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for Common Shares in which we are a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules on a prospective basis and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Common Shares for taxable years prior to making a QEF Election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

S-19

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to us. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to ourselves or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

S-20

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

S-21

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

S-22

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the Securities described in this Prospectus Supplement and any accompanying Prospectus Supplement, as applicable. This Prospectus Supplement and any accompanying Prospectus, which constitute a part of that registration statement, do not contain all of the information set forth in that registration statement and its exhibits. For further information with respect to us and our Securities, you should consult the registration statement and its exhibits.

We are required to file with the securities commission or authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland¸ in Canada, annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also must file reports with, and furnish other information to, the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we submit to the SEC, on Form 6-K, unaudited quarterly financial information.

The SEC maintains an internet site (www.sec.gov) that makes available reports and other information that we file or furnish electronically with it.

DOCUMENTS ON DISPLAY

Copies of the documents referred to in this Prospectus Supplement, or in the registration statement, may be inspected at our office at 750 West Pender Street, Suite 250 Vancouver, British Columbia, Canada V7Y 1K3 during normal business hours.

EXPERTS

Our consolidated financial statements as of March 31, 2025 and March 31, 2023 and for the periods then ended as below in this Prospectus Supplement, have been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Davidson & Company LLP are located at 609 Granville St #1200, Vancouver, BC V7Y 1G6, Canada.

Our consolidated financial statements as of March 31, 2024 and for the period then ended incorporated in this Prospectus Supplement, have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of MNP LLP are located at 609 Granville Street, Suite 2400, MNP Tower, Vancouver, BC, V7Y1E7.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of us by Stikeman Elliott LLP with respect to matters of Canadian law and by Dorsey & Whitney LLP with respect to matters of United States law. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts is acting as counsel for Canaccord in connection with this offering.

S-23

INTEREST OF EXPERTS AND COUNSEL

To our knowledge, none of the experts or counsel named in this Prospectus Supplement held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of our Company or one of our associates or affiliates otherwise than by remuneration as employees or consultants of our business, none of which is contingent on the success of an offering of the Securities.

S-24

Foremost Clean Energy Ltd.

Up to US$15,000,000

Common Shares

PROSPECTUS SUPPLEMENT

CANACCORD GENUITY

  , 2025

S-25

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Section 160 of the BCBCA authorizes companies to indemnify our past and present directors and officers and certain other individuals for judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, or expenses incurred related to (including costs, charges and expenses including legal and other fees), proceedings in which they are or may be joined as a party or are or may be liable for or in respect of by reason of their being or having been a director or officer, unless, among other things, such individual did not act honestly and in good faith with a view to our best interests or, in the case of an eligible proceeding other than a civil proceeding, if such individual did not have reasonable grounds for believing his or her conduct in respect of which the proceeding was brought was lawful. In the case of a suit by or on behalf of the corporation or an associated corporation, we must neither indemnify the individual nor pay the expenses of the individual in respect of the proceeding, except with prior court approval.

Our Articles provide that we may indemnify past and present directors against all eligible penalties to which such person is or may be liable, and we may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonable incurred by such person in respect of that proceeding.

We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacities.

Item 9. Exhibits.

(a) The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement for Common Shares, Warrants, Preferred Shares, Subscription Receipts, Debt Securities, Units
1.2	Equity Distribution Agreement, dated as of July 25, 2025, by and between the Registrant and Canaccord Genuity LLC.
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 filed with the SEC on September 9, 2022)
4.1	Form of Debenture Indenture
4.2*	Form of Warrant
4.3*	Form of Warrant Indenture
4.4*	Form of Subscription Receipt Agreement
4.5*	Form of Unit Agreement
5.1	Opinion of Stikeman Elliot LLP
5.2	Opinion of Stikeman Elliot LLP
5.3	Opinion of Dorsey & Whitney LLP
23.1	Consent of Davidson & Company LLP
23.2	Consent of MNP LLP
23.3	Consent of Stikeman Elliott LLP (included in Exhibit 5.1)
23.4	Consent of Stikeman Elliott LLP (included in Exhibit 5.2)
23.5	Consent of Dorsey & Whitney LLP (included in Exhibit 5.3)
24.1	Power of Attorney (included on signature page of this registration statement)
107	Filing Fee Table
*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed on Form 6-K under the Exchange Act and incorporated herein by reference.

Item 10. Undertakings.

(a) The undersigned registrant hereby undertakes:

II-1

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statements or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

II-2

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Canada, on this [●] of July, 2025.

FOREMOST CLEAN ENERGY LTD.

By:	/s/
Jason Barnard
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason Barnard and Dong Shim as his true and lawful attorneys-in-fact, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/
Jason Barnard	Chief Executive Officer and Director (Principal Executive Officer)

/s/
Shim Dong	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/
Douglas Mason	Chairman and Director

/s/
Andrew Lyons	Director

/s/
David Cates	Director

/s/
Amanda Willett	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Foremost Clean Energy Ltd., has signed this registration statement on February 20, 2024.

Authorized United States Representative

/s/
Name:
Title:	Director